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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing March 20, 2003 through April 15, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

  —
  KPN Mobile still studying request for shareholders loan from Hutchison 3G UK, dated March 20, 2003;

  —
  KPN launches international data and IP services in Germany, dated April 9, 2003;

  —
  Credit rating of KPN further improved, dated April 10, 2003;

  —
  KPN signs EUR 1.5 billion improved credit facility, dated April 15, 2003.

Press Release

KPN Mobile still studying request for shareholders loan from Hutchison 3G UK	Date March 20, 2003 Number 016pe

This morning Hutchison 3G UK Limited announced in a press release its agreement with lenders to extend and amend their existing finance facilities. It should be noted that a condition precedent for this facility extension is the availability of a £ 1 billion long-term shareholders loan.

KPN Mobile would like to stress that it is still carefully studying the request for the shareholders loan, as was stated in a press release March 7. KPN Mobile is taking advice on whether this is a valid funding call under the shareholders agreement and will announce its response to the notice by the middle of April.

Press Release

KPN launches international data and IP services in Germany	Date April 9, 2003 Number 017pe

With the official launch of KPN EuroRings into the German market KPN is now offering a broad range of international data and IP services across Germany. KPN EuroRings is a business unit within KPN that combines the network assets purchased after the bankruptcy of KPNQwest together with sections of KPN that already offered international services.

Within Germany, KPN purchased extensive network capacity, with points of presence (PoPs) in 20 cities. This network is an important section of the complete international network footprint, which also runs through The Netherlands, Belgium, and Northern France, with links to both the UK and the USA.

KPN has an experienced staff based in both Frankfurt and Dusseldorf and can offer German customers a complete portfolio of high quality data and IP services suitable for carriers, multinational and national corporate customers including Dedicated Internet Access, IP-VPN, ATM, IP Transit, SDH and Wavelength services.

Outside the core network footprint in Western Europe, KPN is further extending the network footprint to reach at least 12 additional key European cities during 2003. For global solutions, KPN is able to offer a portfolio of Infonet services, and will also work together with strategic partners to ensure that customers have worldwide connectivity.

KPN views the international data and IP services market as a strategically important growth market for the future. As Henjo Groenewegen, Senior Vice President of KPN EuroRings commented, "With the launch of our German organisation, KPN is targeting for growth in one of the most important European telecommunications markets. Although the market may be currently uncertain, our clear focus on customers combined with our competitive cost base and high capacity network proves that we have what it takes to be successful in the future."

The CEO of KPN, Ad Scheepbouwer said "This is an exciting opportunity not only for KPN but also for German customers. Our customers can benefit from the international reach of our network, combined with local German operations while knowing that KPN has the financial stability and long-term future."

About KPN

KPN is a telecommunications company offering a wide range of high quality and innovative telecommunications services for both the private and business markets. Its core business activities are mobile communications, fixed networks, Internet services and IP/Data services.

Press Release

Credit Rating of KPN further improved	Date April 10, 2003 Number 018pe

Today Moody's Investors Service Ltd, one of the leading independent credit rating agencies, upgraded KPN's credit rating from Baa3 with a positive outlook to Baa2 with this rating being placed on review for further upgrade. According to Moody's, the upgrade reflects the progress that KPN has made in deleveraging in 2002, and an expectation that KPN's free cash flow generation may enable it to continue to reduce debt in the future.

On December 5, 2002 Standard and Poor's already raised KPN's credit rating from BBB minus to BBB, reflecting the continued success of KPN in deleveraging its balance sheet and improving operational performance. The upgrade was followed by an improvement of KPN's outlook from stable to positive on March 12, 2003, in reaction to the announcement of the 2002 results.

CFO Maarten Henderson:

"We view the upgrade by Moody's as a confirmation of the positive prospects for KPN and the successful debt reduction strategy executed in 2002. This debt reduction has led to a significantly improved financial position of KPN, which will improve further as we will reduce our net debt to below EUR 10.5 billion in 2003."

About KPN

KPN is a telecommunications company offering a wide range of high quality and innovative telecommunications services for both the private and business markets. Its core business activities are mobile communications, fixed networks, Internet services and IP/Data services.

Press Release

KPN signs EUR 1.5 billion improved credit facility	Date April 15, 2003 Number 019pe

On April 14, 2003 KPN signed a renegotiated three years EUR 1.5 billion credit facility with an extension option of one year taking the final maturity to April 2007. This facility replaces the existing EUR 1.75 billion credit facility. The credit facility can be used for general corporate purposes, working capital or refinancing of indebtedness of KPN and/or subsidiaries.

CFO Maarten Henderson:

"We are pleased that we have been able to renegotiate the existing facility with our group of 10 core relationship banks. The new terms and conditions of this credit facility are less restrictive than the previous one, which is another confirmation of the improved financial position of KPN."

The most important improvements are:

  •
  Extension of the maturity date to April 2006, with a further extension option of 1 year to April 2007.

  •
  Improved interest margin and commitment fee.

  •
  Significantly decreased utilisation fee.

  •
  Removal of the restrictive covenants with regard to cash acquisitions and the prepayment of debt.

KPN is currently rated BBB with a positive outlook by Standard & Poors and Baa2 on review for possible upgrade by Moody's.

The Mandated Lead Arrangers on the transaction are ABN AMRO Bank N.V., Banc of America, Citigroup, Credit Suisse First Boston, Deutsche Bank AG, HVB Group, ING Bank N.V., J.P. Morgan, Rabobank International and Scotia Capital.

Annex

The most important characteristics of the credit facility are:

  •
  Extension of the maturity date from November 2004 to April 2006 with a further extension option of 1 year to April 2007 at KPN's discretion if KPN has a minimum credit rating of BBB/Baa2 with a stable outlook.

  •
  Improved interest margin based on KPN's credit rating also leading to a lower commitment fee (40% of the applicable margin):

A+ / A1	0.45%
A/A2	0.50%
A-/A3	0.60%
BBB+ / Baa1	0.80% (previously 1.00%)
BBB / Baa2	1.00% (previously 1.25%)
BBB- / Baa3	1.20% (previously 1.50%)
Below BBB- / Baa3	3.25% (unchanged)

  •
  Significantly decreased utilisation fee related to the total outstanding amount under the facility:

Between 33.33% and 66.67% of total facility amount:	0.05% (previously 0.25%)
More than 66.67% of total facility amount:	0.10% (previously 0.50%)
  •
  No restrictive covenants with regard to cash acquisitions and the prepayment of debt.

  •
  Two financial covenants offer a significant level of flexibility (semi-annual testing over a 12 months period):

°	EBITDA / Net Interest June and December 2003: 3.5, thereafter 4.0
°	Net Debt / EBITDA June and December 2003: 3.5, thereafter 3.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: April 16, 2003	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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SIGNATURES